
Mail Stop 4561

February 27, 2018

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

     Re: **Bilibili Inc.**
           Amendment No. 2 to Draft Registration Statement on Form F-1
           Submitted February 14, 2018
           CIK No. 0001723690

Dear Mr. Chen:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 72

1.   We note your response to prior comment 3. Please revise to explain in greater detail how each of the metrics correlates with revenues. We also continue to believe disclosing the MAUs in the same table with the paying users metric would provide context for investors. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

2.   Please revise to clarify the types of active users included in your MAU metric and disclose whether your games are generally free to play. Tell us your consideration of disclosing your average MAUs and average monthly paying users on the same basis. In this respect, we note that you currently disclose your average MAUs in millions and average monthly paying users in thousands. Disclosing these metrics on the same basis would help provide context for investors.

3.   Please revise to explain why your average monthly paying users and average monthly paying users for mobile games decreased during the quarter ended December 31, 2017.

Results of Operations, page 78

4.   We note your response to prior comment 5. Please revise to discuss the increase in mobile game revenues attributable to both new and existing paying players as well as the increase in revenues attributable to both new and existing mobile game offerings. This appears to be important information necessary to understanding your operating results considering your disclosures indicate that one of your primary challenges is to launch new games and release upgrades to attract new players and retain existing players. This also appears to be important disclosure considering the concentration risk and variability of your individual mobile game revenue contributions for each period presented. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

Note 3. Concentrations and Risks

d) Mobile games, page F-37

5.   We note your response to prior comment 11. Please revise to disclose the revenue attributable to each individual game title that contributes to more than 10% of your total mobile game revenues for each period presented. In this respect, it is unclear why you do not believe the concentration makes you vulnerable to the risk of a near-term serve impact considering that only two or three games represent the majority of your total mobile game revenues for each period presented. We refer you to ASC 275-10-50.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP